

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 3, 2020

Anthony DiSilvestro
Chief Financial Officer
MATTEL INC /DE/
333 Continental Boulevard
El Segundo, CA 90245

> **Re: MATTEL INC /DE/**
> **Form 10-K for the Year Ended December 31, 2019**
> **Filed February 25, 2020**
> **File No. 001-05647**

Dear Mr. DiSilvestro:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Michael J. Scanlon